RECOV Energy Corp.

3163 Kennedy Boulevard

Jersey City, NJ  07306

(201) 217-4137

October 3, 2005

Ms. Rachel Zablow

Staff Accountant

Securities and Exchange Commission

Washington, DC   20549

VIA EDGAR

Re:

RECOV Energy Corp.

Form 10-KSB/A - 2 for the year ended March 31, 2005

Filed October 3, 2005; File No. 000-30230

Dear Ms. Zablow:

This letter is to notify you of the Company having filed of a second amendment to the previously filed Form 10-KSB.  This second amendment was necessitated to address certain issues that were found to be in need of revision in the first amendment filed on September 23, 2005.

These issues include an adjustment to the Interest Expense associated to the Beneficial Conversion Feature of the Notes Payable and the addition of a Subsequent Events note to the footnotes of the March 31, 2005 financials.

This filing was made to the EDGAR system and includes a redline copy for the staff’s use in reviewing this filing.

We acknowledge that the management of RECOV is responsible for the adequacy and accuracy of the disclosures in our filings and that SEC staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to filings.  Also, we understand that RECOV may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  Lastly, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in response to their comments on our filings under the federal securities laws.

Sincerely,

RECOV Energy Corp. (Registrant)

Richard Verdiramo

President, Chief Executive and Chief Financial Officer